04019043

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 5/27

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC MAIL RECEIVED PROCESSING
APR 0 6 2004
WASH. DC 158 SECTION

SEC FILE NUMBER
8-52174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 RACQUET ROAD, SUITE 2

(No. and Street)

NEWBURGH	**NY**	**12550**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN R. GLEASON **845-567-3930**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR, KEVIN J.

(Name – *if individual, state last, first, middle name*)

249 ROUTE 32 * PO BOX 365	**CENTRAL VALLEY**	**NY**	**10917**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 9 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **STEVEN R. GLEASON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven R Gleason
Signature

Managing Partner
Title

Philip W. Schunk
Notary Public

PHILIP W. SCHUNK
Notary Public, State of New York
No. 02SC6040616
Qualified in Ulster County
Commission Expires May 15, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filling, see section 240.17a-5(e)(3).*

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

FINANCIAL REPORT

DECEMBER 31, 2003

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document

CONTENTS

KEVIN J. O'CONNOR
Certified Public Accountant

INDEPENDENT AUDITORS' REPORT

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

We have audited the accompanying statements of financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2003 and 2002, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Central Valley, New York
February 5, 2003

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2003	2002
ASSETS		
Cash	$ **42,505**	$ 54,177
Deposit with clearing agent (Note 2)	**25,000**	25,000
Accounts receivable	**58,957**	15,454
Prepaid expenses and other current assets	**0**	409
Furniture and equipment, net (Note 3)	**13,019**	11,894
	$ **139,481**	$ 106,934
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ **10,755**	$ 34,690
Members' equity (Note 5)	**128,726**	72,244
	$ **139,481**	$ 106,934

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF INCOME

For the Years Ended December 31,

	2003	2002
Revenue:		
Mutual Funds	$ **245,078**	$ 212,077
Annuities	**189,340**	183,313
Advisory fee income	**17,710**	37,079
Insurance	**119,685**	123,967
Interest and other income	**25,392**	11,039
Total revenue	**597,205**	567,475
General and Administrative Expenses:		
Employee compensation and benefits	**283,121**	289,342
Personnel related benefits	**29,984**	30,805
Occupancy	**70,638**	62,841
Advertising	**18,642**	6,192
General and administrative	**32,953**	30,655
Subcontracted labor	**13,869**	16,214
Commissions	**9,175**	0
Professional fees	**11,221**	9,178
Insurance	**1,823**	11,148
Regulatory fees	**9,139**	9,979
Office	**8,368**	5,354
Total General and Administrative expenses	**488,932**	471,708
Other expenses:		
Depreciation	**2,766**	2,524
Interest expense	**25**	147
Total Other Expenses	**2,791**	2,671
Total Expenses	**491,723**	474,379
Net Income	$ **105,482**	$ 93,096

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31,

	2003	2002
Members' equity, beginning	**$ 72,244**	$ 61,148
Capital distributions	**59,000**	82,000
Capital contributions	**10,000**	0
Net income	**105,482**	93,096
Members' equity, ending	**$ 128,726**	$ 72,244

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2003	2002
Cash Flows Provided by Operating Activities		
Net Income	$ 105,482	$ 93,096
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,766	2,524
Changes in assets and liabilities:		
(Increase) Decrease in accounts receivable	(43,503)	2,018
Decrease in Prepaid Insurance	409	(409)
(Increase) Decrease in accounts payable and accrued expenses	(23,935)	3,987
Net cash provided by operating activities	41,219	101,216
Cash Flows From Investing Activities		
Purchase of furniture and equipment	(3,891)	0
Net cash (used in) investing activities	(3,891)	0
Cash Flows From Financing Activities		
Capital distributions	(59,000)	(82,000)
Capital contributions	10,000	0
Net cash (used in) financing activities	(49,000)	(82,000)
Net increase (decrease) in cash	(11,672)	19,216
Cash at beginning of year	54,177	34,961
Cash at end of year	$ 42,505	$ 54,177
Supplemental cash flow information:		
Interest paid	$ 25	$ 147

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

New Horizons Asset Management Group, L.L.C. (the "Company") was organized in November 1998, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April 2000. The Company's business consists of providing comprehensive brokerage, financial and employee benefit services to individuals and institutions.

The Company is a L.L.C. Its' members consist of three individuals and a Limited Liability Company, each of whom have the same rights and privileges.

A summary of the Company's significant accounting policies follows:

Basis of accounting:

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue recognition:

The Company receives commission income for brokerage services related to customer trading of mutual fund and insurance annuity contracts. Commissions and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Income Taxes:

The Company is classified as a partnership for federal income tax purposes and therefore, the financial statements do not include a provision for income tax expense or refunds.

Advertising:

The company expenses advertising costs as incurred.

Accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

Note 3. Furniture and Equipment

Equipment consists of the following at December 31:

	2003	2002
Furniture and Fixtures	$ 13,524	$ 13,524
Office Equipment	8,545	4,654
	22,069	18,178
Less: Accumulated depreciation	(9,050)	(6,284)
	$ 13,019	$ 11,894

Note 4. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 and 2002, the Company had net capital of $106,528 and $54,232, respectively. At December 31, 2003 and 2002 the Company had net capital requirements of $25,000. The Company's ratio of aggregate indebtedness to net capital on December 31, 2003 was .10 to 1.

Note 6. Related Party Transactions

Certain partners of a partnership, which is a member of the Company, are also partners of a firm that provides the Company with office space and accounting services. The Company leases its primary office space on a month-to-month basis. Rent and accounting expense for the years ended December 31, 2003 and 2002, amounted to $17,040 and $14,400, respectively.

Note 7. Commitments and Contingencies

The Company leases additional space under operating leases that are automatically renewed every August. Rental expenses under these leases are based on a predetermined percentage of net revenues, which may be offset by value of certain securities transactions and other related services provided to the landlord. As such, the annual commitment is not readily determinable. During 2003 and 2002, payments made on these leases amounted to $53,597 and $48,441, respectively.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2003

	Audited	FOCUS Filing
Total members' equity from statement of financial condition	$ 128,726	$ 128,727
Less non-allowable assets:		
Accounts receivable, past due for more than 30 days	9,179	19,418
Furniture and equipment, net	$ 13,019	$ 13,019
Total non-allowable assets	$ 22,198	$ 32,437
Net capital	$ 106,528	$ 96,290
Aggregate indebtedness:		
Accounts payable and accrued expenses	$ 10,755	$ 20,965
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)	$ 25,000	$ 25,000
Net capital in excess of minimum requirement	$ 81,528	$ 71,290
Ratio of aggregate indebtedness to net capital	.10 to 1	.22 tol

Note: The differences between the FOCUS filing and the final computation represent an audit adjustment. The adjustment was made to reclass loans and exchanges from accounts receivable and accrued expenses.

The accompanying notes to financial statements are an integral part of these statements.

KEVIN J. O'CONNOR

Certified Public Accountant

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

In planning and performing our audit of the financial statements of New Horizons Asset Management Group, L.L.C. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital ender Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Central Valley, New York
February 5, 2003